UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Envivio, Inc.

(Name of Subject Company)

Envivio, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

29413T106

(CUSIP Number of Class of Securities)

Erik Miller

Chief Financial Officer

Envivio, Inc.

535 Mission Street, 27th Floor

San Francisco, California 94105

(415) 510-3400

With copies to:

James J. Masetti

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Envivio, Inc. on September 10, 2015 (including all exhibits attached thereto) is incorporated herein by reference.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Envivio, Inc. (the “Company”) by Ericsson Inc. (“Parent”) pursuant to the terms of an Agreement and Plan of Merger dated as of September 10, 2015 by and among the Company, Parent and Cindy Acquisition Corp.: (i) a letter to Company customers and partners from the Chief Executive Officer of the Company and (ii) a letter to Company employees from the Chief Executive Officer of the Company.

September 10, 2015

Dear valued Envivio customers and partners,

This morning we announced that Envivio entered a definitive agreement to be acquired by Ericsson, the leading provider of communications technology and services, and the market leader in video. We are excited about this transaction and for the future of Envivio. The uniting of Envivio’s pioneering software solutions and Ericsson’s strength in the marketplace is a great combination for our employees, customers and stockholders. Ericsson and Envivio share a similar vision for the future of video processing and the shift to virtualized software-based solutions. We believe that Ericsson brings tremendous resources, a broad product and solutions portfolio, and a global sales and services reach with scale to accelerate the worldwide adoption of our software-based solutions.

Moving forward, as part of Ericsson’s TV and Media portfolio, Envivio will continue to develop our current software-based solutions for video processing, delivery and monetization. As part of Ericsson, we will also have access to greater financial and human resources, and be able to combine to create a much broader product and solutions portfolio. As a valued customer, we want to assure you that we are dedicated to providing the same quality of products, service and support as you have come to expect from our company. We intend to make this transition as smooth as possible and are taking great efforts to ensure that there is no impact to your operations.

We want to thank everyone who has played a role in Envivio’s success over the past 15 years. We appreciate your business and look forward to continuing to work with you in the future. Should you have any questions or concerns, please reach out to your local sales representative or contact us directly at info@envivio.com.

A press release regarding the transaction is also available on the website www.envivio.com.

Sincerely,

Julien Signès

Envivio Founder and CEO

Important Additional Information

The tender offer for the outstanding common stock of Envivio has not yet commenced. This communication is for informational purposes only and it is neither an offer to purchase nor a

535 Mission Street, 27th Floor  ●  San Francisco, CA 94105

+1 415 510 3400  ●  +1 415 227 9950  ●  www.envivio.com

solicitation of an offer to sell shares of Envivio common stock. At the time the tender offer is commenced, Ericsson will file a tender offer statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the Securities and Exchange Commission (the “SEC”), and Envivio will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Envivio’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the tender offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, and as they may be amended from time to time, because they will contain important information about the tender offer that Envivio’s stockholders should consider prior to making any decisions with respect to the tender offer. Once filed, stockholders of Envivio will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to Ericsson, Investor Relations, +46 10 719 00 00 or e-mail: investor.relations@ericsson.com.

Cautions Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the anticipated benefits of the proposed acquisition of Envivio by Ericsson, the potential impact to Envivio’s customers and partners of the proposed acquisition of Envivio and other statements relating to the combined entity following the proposed acquisition. Although we attempt to be accurate in making forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. Important factors that could cause results to differ materially from the statements herein include the following, general economic risks; execution risks with acquisitions; closing conditions; risks associated with sales not materializing based on a change in circumstances; disruption to sales following acquisitions; increasing competitiveness in the video processing and delivery market; ability to retain key personnel from the acquisition, unexpected changes in Envivio’s business, the loss of significant customers, changes in capital spending in the markets Envivio serves, the failure of Envivio’s target markets to develop as anticipated, disruption with existing channel partners, unpredictable sales cycles, fluctuations in operating results, failure to develop new and enhanced products in a timely manner, the loss of a key customer or customers, the loss of a key supplier or suppliers, claims of technology infringement, general economic conditions and other risks detailed from time to time in Envivio’s Quarterly Report on Form 10-Q for the three months ended April 30, 2015 and other SEC reports, which can be found at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements herein reflect our opinions only as of the date of this release, and we undertake no obligation, and expressly disclaim any obligation, to update forward-looking statements herein in light of new information or future events.

535 Mission Street, 27th Floor  ●  San Francisco, CA 94105

+1 415 510 3400  ●  +1 415 227 9950  ●  www.envivio.com

September 10, 2015

Dear Envivio colleagues,

This morning we announced that Envivio entered a definitive agreement to be acquired by Ericsson, the leading provider of communications technology and services, and the market leader in video. We are excited about this transaction and for the future of Envivio. The uniting of Envivio’s pioneering software solutions and Ericsson’s strength in the marketplace is a great combination for our employees, customers and stockholders. Ericsson shares a similar vision for the future of video processing and shift to virtualized software-based solutions. We believe that Ericsson brings tremendous resources, a broad product and solutions portfolio, and a global sales and services reach with scale to accelerate the adoption of our software-based solutions.

Following the close of the acquisition, Envivio will become part of the Ericsson’s TV and Media portfolio. We will continue to work with our customers and partners to develop our current software-based video solutions for video processing, delivery and monetization. As part of Ericsson, we will also have access to much greater financial and human resources, and be able to combine to create a much broader product and solutions portfolio.

In the near term, and through the transaction process, we do not anticipate changes to our organization outside of the ordinary. You will receive regular updates through your managers regarding the status of this process through its closing, which is expected to close in the fourth quarter, 2015, subject to customary closing conditions. Should you have any further questions, please reach out to Anne or Julien.

Until the closing, we will be expected to continue operating in a “business as usual” mode. The important thing to remember is that we must remain focused on our business. You have all been a part of building this business, and the value is being recognized by this acquisition that will provide us with more opportunity.

We will have the following events to discuss this and answer your questions.

Please join us by Conference call at the following times:

•	For France Employees (in French): 5PM CET on Thursday Sep 10

•	For US/Americas Employees (in English): 6PM CET on Thursday Sep 10

•	For APAC employees (In English): 7AM CET on Friday Sep 11

We will circulate dial-in information to employees under separate cover.

We will also organize a face to face presentation/Q&A session in Rennes (Sept 16) and San Francisco (Sep 18).

A press release regarding the transaction is also available on the website www.envivio.com.

Thank you for all that you do to make Envivio the leading provider of software-based video processing and delivery solutions.

Sincerely,

Julien Signès

Envivio Founder and CEO

535 Mission Street, 27th Floor  ●  San Francisco, CA 94105

+1 415 510 3400  ●  +1 415 227 9950  ●  www.envivio.com

Important Additional Information

The tender offer for the outstanding common stock of Envivio has not yet commenced. This communication is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Envivio common stock. At the time the tender offer is commenced, Ericsson will file a tender offer statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the Securities and Exchange Commission (the “SEC”), and Envivio will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Envivio’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the tender offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, and as they may be amended from time to time, because they will contain important information about the tender offer that Envivio’s stockholders should consider prior to making any decisions with respect to the tender offer. Once filed, stockholders of Envivio will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to Ericsson, Investor Relations, +46 10 719 00 00 or e-mail: investor.relations@ericsson.com.

Cautions Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the anticipated benefits of the proposed acquisition of Envivio by Ericsson, the potential impact to Envivio’s employees of the proposed acquisition of Envivio and other statements relating to the combined entity following the proposed acquisition. Although we attempt to be accurate in making forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. Important factors that could cause results to differ materially from the statements herein include the following, general economic risks; execution risks with acquisitions; closing conditions; risks associated with sales not materializing based on a change in circumstances; disruption to sales following acquisitions; increasing competitiveness in the video processing and delivery market; ability to retain key personnel from the acquisition, unexpected changes in Envivio’s business, the loss of significant customers, changes in capital spending in the markets Envivio serves, the failure of Envivio’s target markets to develop as anticipated, disruption with existing channel partners, unpredictable sales cycles, fluctuations in operating results, failure to develop new and enhanced products in a timely manner, the loss of a key customer or customers, the loss of a key supplier or suppliers, claims of technology infringement, general economic conditions and other risks detailed from time to time in Envivio’s Quarterly Report on Form 10-Q for the three months ended April 30, 2015 and other SEC reports, which can be found at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which

535 Mission Street, 27th Floor  ●  San Francisco, CA 94105

+1 415 510 3400  ●  +1 415 227 9950  ●  www.envivio.com

speak only as of the date hereof. All forward-looking statements herein reflect our opinions only as of the date of this release, and we undertake no obligation, and expressly disclaim any obligation, to update forward-looking statements herein in light of new information or future events.

535 Mission Street, 27th Floor  ●  San Francisco, CA 94105

+1 415 510 3400  ●  +1 415 227 9950  ●  www.envivio.com